April 6, 2021

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Edwin Kim, Staff Attorney

Re:	Project Angel Parent, LLC
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 27, 2021
CIK No. 0001834494

Dear Mr. Kim:

This letter is confidentially submitted on behalf of Project Angel Parent, LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on January 27, 2021 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated February 12, 2021 addressed to Nicolaas Vlok (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express, four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Draft Registration Statement).

Mr. Edwin Kim

United States Securities and Exchange Commission

April 6, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Non-GAAP Financial Measures

Adjusted EBITDA, page 68

1.

We note your response to previous comment 5. Tell us if you intend to include an adjustment for “Deferred revenue reduction from purchase accounting” in your calculation of adjusted EBITDA for the year ended December 31, 2020.

Response: The Company respectfully advises the Staff that it has included an adjustment for “Deferred revenue reduction from purchase accounting” in its calculation of adjusted EBITDA for the year ended December 31, 2020 in Amendment No. 2 on pages 70 and 76.

2.

Reference is made to the disclosure regarding the adjustment identified as “Deferred revenue reduction from purchase accounting” on page 70. Please clarify that you are not excluding an amount, but are in fact including an amount of income not otherwise reflected in your GAAP results of operations.

Response: The Company respectfully advises the Staff that with respect to “Deferred revenue reduction from purchase accounting,” it is not excluding an amount but is in fact including an amount of income not otherwise reflected in its GAAP results of operations. The Company respectfully advises the Staff that it has revised page 70 of Amendment No. 2 to make this clarification.

Business, page 95

3.

Please incorporate your responses to prior comments 12 and 14 in your prospectus with regards to: (i) the integration of CRIF and your more recent acquisitions with your MeridianLink platform and (ii) how you generate revenue through your Partner Marketplace.

Response: The Company respectfully advises the Staff that it has revised pages 4, 5 and 99 of Amendment No. 2 to incorporate its response to prior comment 12 with regards to the integration of CRIF and its more recent acquisitions with its MeridianLink platform, and it has revised page 102 of Amendment No. 2 to incorporate its response to prior comment 14 with regards to how it generates revenue through its Partner Marketplace.

4.

On pages 1 and 106 you refer to your total addressable market of $10 billion based on an “independent analysis” by Cornerstone Advisors. We note that this independent analysis, in turn, was based off a 2021 study conducted on your behalf that estimated various metrics in various market channels. Please clarify whether you engaged Cornerstone to provide this independent analysis and who conducted the 2021 study. Please provide more details of how the $10 billion total addressable market was determined, including discussing material assumptions.

Response: The Company respectfully advises the Staff that it did engage Cornerstone Advisors to conduct the 2021 study, or independent analysis, on its behalf. The Company also respectfully advises the Staff that it has provided more details of how the $10 billion total addressable market is determined on pages 6 and 101 of Amendment No. 2.

Mr. Edwin Kim

United States Securities and Exchange Commission

April 6, 2021

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-12

5.

In regard to Subscription Fee Revenue, please revise your disclosure here, and elsewhere as appropriate, to clearly identify the performance obligations included in your “software solutions.” Also please clarify whether these subscription arrangements include a license component.

Response: The Company respectfully advises the Staff that it has revised the disclosure on page F-15 of Amendment No. 2 to identify the performance obligations included in its software solutions and to clarify whether the subscription arrangements include a license component.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis, Jr.
Joseph C. Theis, Jr., Esq.

cc:	Nicolaas Vlok, Project Angel Parent, LLC

Kayla Dailey, Esq., Project Angel Parent, LLC

Bradley C. Weber, Esq., Goodwin Procter LLP

Natalie T. Martirossian, Esq., Goodwin Procter LLP

Bradley C. Reed, P.C., Kirkland & Ellis LLP

Michael P. Keeley, Esq., Kirkland & Ellis LLP

Katharine A. Martin, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Rezwan D. Pavri, Esq., Wilson Sonsini Goodrich & Rosati, P.C.

Bryan D. King, Esq., Wilson Sonsini Goodrich & Rosati, P.C.